UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

(Amendment No. 2)*

ANESIVA, INC.

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(Name of Issuer)

COMMON STOCK

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(Title of Class of Securities)

03460L100

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(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

140 Geary Street, 10th Floor
San Francisco, CA 94108
(415) 228-3393

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 20, 2009

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D as originally filed on December 27, 2005, and as amended on December 21, 2007 (as so amended, the “Original Schedule 13D”) to report events in connection with the sale of securities by Anesiva, Inc. (the “Company”), a Delaware corporation, formerly known as Corgentech, Inc., in a private placement transaction on January 20, 2009.

This Amendment No. 2 is being filed on behalf of Sofinnova Venture Partners V, L.P., Sofinnova Affiliates V, L.P., Sofinnova Venture Principals V, L.P., Sofinnova Management V, L.L.C., Sofinnova Management V 2005, L.L.C., Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Michael F. Powell, Alain L. Azan, James I. Healy, M.D., Ph.D. and Eric P. Buatois.

All terms used, but not defined, in this Amendment No. 2 are as defined in the Original Schedule 13D.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.

Purpose of the Transaction.

Item 4 of the Original Schedule 13D, “Purpose of the Transaction,” is amended by adding the following:

On January 20, 2009, Sofinnova Venture Partners VII, L.P. entered into a securities purchase agreement (the “Agreement”) with the Company and the following purchasers of securities of the Company:  Alta California Partners III, L.P., Alta Embarcadero Partners III, LLC, Alta Partners VIII, LP, CMEA Ventures VII, L.P., CMEA Ventures VII (Parallel), L.P., InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP (each, together with Sofinnova Venture Partners VII, L.P., an “Investor” and, collectively, the “Investors”).  Pursuant to the Agreement, the Investors agreed to purchase, and the Company agreed to sell and issue, securities (each a “Security” and, collectively, the “Securities”) in the aggregate principal amount of up to $7.0 million, subject to the terms and conditions set forth in the Agreement.  The Securities are secured by a first priority security interest in all of the assets of the Company and AlgoRx Pharmaceuticals, Inc., one of the Company’s wholly-owned subsidiaries.  Dr. Arnold L. Oronsky serves on the Company’s board of directors and is a General Partner of InterWest Partners.  Dr. Michael F. Powell and Mr. Daniel S. Janney also serve on the Company’s board of directors and are managing directors of Sofinnova Ventures and Alta Partners, respectively.  A special committee of the board of directors determined that the transactions contemplated by the Agreement were the best proposal regarding a financing transaction received by the Company.

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 3 of 12 ----------------------------------- ------------------------

On January 20, 2009, the Company received an initial $3.0 million pursuant to the terms and conditions set forth in the Agreement, with Sofinnova Venture Partners VII, L.P. investing $810,000 and receiving a Security in the same principal amount.  Additional amounts under the Agreement may become available to the Company at any time prior to April 1, 2009 upon the request of the board of directors of the Company provided that:  (1) the amount requested does not exceed $2.0 million for each subsequent closing; (2) the Company does not request more than two subsequent closings; and (3) the request for a subsequent closing is approved in writing by the Investors holding, at any time, at least 60% of the aggregate unpaid principal of the then outstanding Securities purchased pursuant to the Agreement (the “Majority Investors”).  If the Company does request such a subsequent closing, each Investor may, in its sole discretion, purchase additional Securities under the Agreement.  The Company anticipates, upon approval by its board of directors, to offer to its stockholders non-transferable subscription rights to purchase securities with similar terms as the Securities in an aggregate principal amount of up to $3.0 million.  The Investors, including Sofinnova Venture Partners VII, L.P., have agreed to waive any right to participate in such transaction except to the extent the Company’s stockholders (other than the Investors) do not purchase all the securities offered in such transaction.

The Securities accrue interest at a continuously compounding rate of 7% per annum.  During the occurrence and continuance of an event of default, the Securities will accrue interest at a continuously compounding rate of 14% per annum.  Unless earlier paid pursuant to the terms of the Agreement or accelerated in connection with an event of default, subject to the terms of the Agreement, the outstanding principal and accrued but unpaid returns will be immediately due and payable at any time at the request of the Majority Investors on or after July 20, 2009.  An event of default is defined in the Agreement to include, among other things: (1) a default of the Company or a subsidiary of the Company beyond any applicable cure period under any monetary liability that results in the acceleration of payment of such obligation in an amount over $100,000; (2) any judgment(s) against the Company or any subsidiary which in the aggregate exceeds $100,000 and remains unsatisfied pending appeal for 45 days or more after entry; and (3) a decrease in the Company’s Cash and Cash Equivalents (as defined in the Agreement) to below $250,000.  The Securities are guaranteed by AlgoRx Pharmaceuticals, Inc.

Pursuant to the Agreement, in the event of a Change of Control of the Company, the Company will pay the Investors an amount equal to seven times the sum of the outstanding principal amount of the Securities, plus all accrued but unpaid returns thereon.  Except as otherwise set forth in the Agreement, these payments upon a Change of Control will constitute payment in full of the Securities.  A Change of Control is defined in a customary way for transactions of this type to include a merger involving the Company or a sale of a substantial amount of its assets, and also includes: (a) a sale, transfer, exclusive license, exclusive partnering arrangement or other disposition in a single transaction or series of related transactions of the Company’s Adlea assets; (b) a prepayment of the Securities in accordance with the third paragraph of such Securities; and (c) the failure of the Company to own and control, directly or indirectly, through one or more wholly-owned subsidiaries, 100% of the issued and outstanding capital stock of its subsidiaries.

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 4 of 12 ----------------------------------- ------------------------

The Agreement contains various representations and warranties, and affirmative and negative covenants. The affirmative covenants include requirements to provide notices of specified events to the Investors, maintain the Company’s corporate existence, maintain its insurance policies, maintain adequate accounting records and comply with applicable laws.  The negative covenants include prohibitions on the following activities, among other things, without the consent of the Majority Investors:  (1) mergers involving the Company or its subsidiaries, (2) payment of cash dividends, (3) incurrence of certain indebtedness, (4) incurrence of certain liens, (5) making of capital expenditures in excess of $100,000, (6) sales of assets outside the ordinary course of business and (7) sales of debt or equity securities.  Under the terms of the Agreement, while the Securities remain outstanding, the consent of the Majority Investors will be required for the Company to declare or pay any cash dividends or redeem any of its equity securities, other than in connection with benefit plans.  The Company also agreed to indemnify the Investors for any claims arising out of the Agreement or the use of the proceeds by the Company.

The Agreement has been filed as an exhibit to this Schedule 13D to provide investors and security holders with information regarding its terms.  It is not intended to provide any other factual information about the Company and its subsidiaries.  The representations, warranties and covenants contained in the Agreement were made only for purposes of such Agreement and as of specific dates, were solely for the benefit of the parties to such Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Agreement.  The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors and security holders (other than Investors who are parties to the Agreement) are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing descriptions of the Agreement and Securities do not purport to be complete and are qualified in their entirety by reference to such documents, which are attached hereto as Exhibits 2.4 and 2.5, respectively, and incorporated herein by this reference.

This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Anesiva, Inc.  To the extent an offering is made, it will only be made by means of a prospectus contained in a registration statement to be filed with the Securities and Exchange Commission.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 5 of 12 ----------------------------------- ------------------------

Item 6 of the Original Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following:

The disclosure set forth under Item 4 relating to the Agreement and Securities is hereby incorporated by reference into this Item 6.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D, “Material to be Filed as Exhibits,” is amended by adding the following:

Exhibit A

Agreement of Joint Filing

2.4

Securities Purchase Agreement, dated January 20, 2009, by and among Sofinnova Venture Partners VII, L.P., Alta California Partners III, L.P., Alta Embarcadero Partners III, LLC, Alta Partners VIII, LP, CMEA Ventures VII, L.P., CMEA Ventures VII (Parallel), L.P., InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP.

2.5

Form of Security.

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 6 of 12 ----------------------------------- ------------------------

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2009

SOFINNOVA VENTURE PARTNERS V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

By:

Sofinnova Management V 2005, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partners

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA VENTURE AFFILIATES V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA VENTURE PRINCIPALS V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 7 of 12 ----------------------------------- ------------------------

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA MANAGEMENT V, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA MANAGEMENT V 2005, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VII, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management VII, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

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JAMES I. HEALY, M.D., PH.D.

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

MICHAEL F. POWELL

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

ALAIN L. AZAN

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

ERIC P. BUATOIS

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 9 of 12 ----------------------------------- ------------------------

EXHIBIT INDEX

Exhibit A

Agreement of Joint Filing

2.4

Securities Purchase Agreement, dated January 20, 2009, by and among Sofinnova Venture Partners VII, L.P., Alta California Partners III, L.P., Alta Embarcadero Partners III, LLC, Alta Partners VIII, LP, CMEA Ventures VII, L.P., CMEA Ventures VII (Parallel), L.P., InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP.

2.5

Form of Security.

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Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the common stock of Anesiva, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated:  January 28, 2009

SOFINNOVA VENTURE PARTNERS V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

By:

Sofinnova Management V 2005, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partners

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA VENTURE AFFILIATES V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

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SOFINNOVA VENTURE PRINCIPALS V, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management V, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA MANAGEMENT V, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA MANAGEMENT V 2005, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VII, L.P.,

a Delaware Limited Partnership

By:

Sofinnova Management VII, L.L.C.,

a Delaware Limited Liability Company

Its:

General Partner

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

----------------------------------- ------------------------ CUSIP NO. 03460L100 SCHEDULE 13D Page 12 of 12 ----------------------------------- ------------------------

SOFINNOVA MANAGEMENT VII, L.L.C.,

a Delaware Limited Liability Company

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

MICHAEL F. POWELL

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

ALAIN L. AZAN

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact

ERIC P. BUATOIS

By:

/s/ Nathalie Auber

Nathalie Auber

Attorney-in-Fact